Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-209421 and 333-226200

Prospectus Supplement To Prospectus dated November 19, 2018

United Mexican States

U.S. $2,000,000,000 4.500% Global Notes due 2029

The notes will mature on April 22, 2029 (the “notes”). Mexico will pay interest on the notes on April 22 and October 22 of each year, commencing April 22, 2019. Mexico may redeem the notes, in whole or in part, before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued under an indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 19 of the accompanying prospectus dated November 19, 2018, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per note		99.382%		0.170%		99.212%
Total for the notes	U.S. $	1,987,640,000	U.S. $	3,400,000	U.S. $	1,984,240,000

(1)	Plus accrued interest, if any, from January 22, 2019 to the date of settlement, which is expected to be January 22, 2019.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about January 22, 2019.

Joint Bookrunners
Barclays	BofA Merrill Lynch	Morgan Stanley

January 16, 2019

Prospectus

About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Risk Factors	3
Description of the Securities	6
Taxation	26
Plan of Distribution	33
Official Statements	41
Validity of the Securities	43
Authorized Representative	44
Where You Can Find More Information	44
Glossary	46

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated November 19, 2018, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended or superseded, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $1,983,990,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $250,000. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness is currently rated investment grade by the three leading rating agencies. Fitch has had a negative outlook since October 2018, while Moody’s and S&P have a stable outlook.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors affecting credit risk that are outside the control of Mexico.

There can be no assurances that such credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	U.S. $2,000,000,000

Issue Price	99.382%, plus accrued interest, if any, from January 22, 2019

Issue Date	January 22, 2019

Maturity Date	April 22, 2029

Specified Currency	U.S. dollars (U.S. $)

Authorized Denominations	U.S. $200,000 and integral multiples of U.S. $1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg

Interest Rate	4.500% per annum, accruing from January 22, 2019

Interest Payment Dates	Semi-annually on April 22 and October 22 of each year, commencing on April 22, 2019

Regular Record Dates	April 16 and October 16 of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption	Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 30 basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation (as defined below) or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC or their affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as defined below) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Underwriters	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

CUSIP:	91087B AF7

ISIN:	US91087BAF76

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Further Issues	Mexico may from time to time, without the consent of holders of the notes, create and issue notes having the same terms and conditions as the notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of the series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 19 of the accompanying prospectus dated November 19, 2018.

Stabilization	In connection with issues of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the Notes

The notes will:

•	be issued on or about January 22, 2019 in an aggregate principal amount of U.S. $2,000,000,000;

•	mature on April 22, 2029;

•

bear interest at a rate of 4.500% per year, commencing on January 22, 2019 and ending on the maturity date. Interest on the notes will be payable semi-annually on April 22 and October 22 of each year, commencing on April 22, 2019;

•	pay interest to the persons in whose names the notes are registered at the close of business on April 16 and October 16 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be delivered in book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities – Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2017 (the 2017 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2017 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The following table provides the distribution of congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Regeneration Movement Party	59	46.1%	256	51.2%
National Action Party	24	18.8%	78	15.6%
Institutional Revolutionary Party	15	11.7%	47	9.4%
Citizen Movement Party	7	5.5%	28	5.6%
Labor Party	6	4.7%	28	5.6%
Ecological Green Party of Mexico	6	4.7%	11	2.2%
Social Encounter Party	5	3.9%	30	6.0%
Democratic Revolution Party	5	3.9%	20	4.0%
Unaffiliated	1	0.8%	2	0.4%

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of January 15, 2019. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On November 6, 2018 the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law) went into effect. This law was enacted with the purpose of regulating the salaries, defined broadly, of federal public officials, which subject to certain limitations shall not exceed (i) the salary received by the President or (ii) the salary received by such public official’s hierarchical superior.

On January 2, 2019, the Comisión Federal de Competencia Económica (Federal Economic Competition Commission, or COFECE) filed a constitutional claim against the Federal Public Servants Salary Law before the Suprema Corte de Justicia de la Nación (Supreme Court). COFECE’s claim asserts that the Federal Public Servants Salary Law creates uncertainty about how the salaries of public officials of COFECE, as an autonomous constitutional agency, should be regulated.

In addition to the foregoing action by COFECE, since December 2018 several other legal actions have been pursued to challenge the validity of the Federal Public Servants Salary Law. As of December 7, 2018, the Federal Public Servants Salary Law was been suspended pending a final determination by the Supreme Court.

In December 2018, federal legislators initiated actions challenging the constitutionality of the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration, or LOAPF) enacted on November 11, 2018. The LOAPF: (1) consolidates the Government’s procurement process, which was transferred to the domain of the Ministry of Finance and Public Credit in an effort to prevent and reduce corruption; (2) creates a new Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection) which will be directly responsible for, among others, public safety services; and (3) establishes federal delegates in each state of Mexico tasked with coordinating the federal social and development programs among the three levels of government, among other things.

Internal Security

On November 15, 2018, the Supreme Court declared the Ley de Seguridad Interior (Interior Security Law), enacted December 21, 2017, unconstitutional. This law was intended to allow the federal armed forces to take control of public safety functions in those states where the President, either on his or her own or by request of the applicable state legislature, has determined and declared that there is a threat to national security.

THE ECONOMY

Gross Domestic Product

The following tables set forth Mexico’s real gross domestic product (GDP) and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	First nine months (annualized)(2)
	2017	2018(3)
GDP	Ps. 17,959.39	Ps. 18,338.89
Add: Imports of goods and services	6,380.93	6,788.71

Total supply of goods and services	24,340.32	25,127.60
Less: Exports of goods and services	6,271.05	6,666.97

Total goods and services available for domestic expenditure	Ps. 18,069.27	Ps. 18,460.62
Allocation of total goods and services:
Private consumption	11,977.08	12,274.14
Public consumption	2,136.53	2,174.45

Total consumption	14,113.61	14,448.58

Total gross fixed investment	3,684.58	3,741.75

Changes in inventory	170.86	175.00

Total domestic expenditures	Ps. 17,969.05	Ps. 18,365.33

Errors and Omissions	100.22	95.29

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	First nine months (annualized)(2)
	2017	2018(3)
GDP	100.0%	100.0%
Add: Imports of goods and services	35.5	37.0

Total supply of goods and services	135.5	137.0
Less: Exports of goods and services	34.9	36.4

Total goods and services available for domestic expenditures	100.6%	100.7%
Allocation of total goods and services:
Private consumption	66.7%	66.9%
Public consumption	11.9	11.9

Total consumption	78.6	78.8
Total gross fixed investment	20.5	20.4
Changes in inventory	1.0	1.0

Total domestic expenditures	100.1%	100.1%

Errors and Omissions	0.6	0.5

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	First nine months (annualized)(2)
	2017(3)		2018(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	540.4	Ps.	552.5
Secondary Activities:
Mining		961.3		914.4
Utilities		268.5		274.6
Construction		1,270.5		1,290.7
Manufacturing		2,882.6		2,931.9
Tertiary Activities:
Wholesale and retail trade		3,074.5		3,178.2
Transportation and warehousing		1,160.4		1,200.3
Information		495.6		520.8
Finance and insurance		830.2		874.6
Real estate, rental and leasing		2,008.1		2,045.9
Professional, scientific and technical services		353.2		354.2
Management of companies and enterprises		103.3		103.1
Support for Business		627.9		663.6
Education services		676.4		677.3
Healthcare and social assistance		381.2		391.3
Arts, entertainment and recreation		78.4		78.6
Accommodation and food services		409.4		414.5
Other services (except public administration)		358.5		354.3
Public administration		696.3		714.4

Gross value added at basic values		17,177.0		17,535.2
Taxes on products, net of subsidies		782.4		803.7

GDP	Ps.	17,959.4	Ps.	18,338.9

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First nine months (annualized)(2)
	2017(3)	2018(3)
GDP (constant 2013 prices)	2.3%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.0%	2.2%
Secondary Activities:
Mining	(8.3)%	(4.9)%
Utilities	(0.4)%	2.3%
Construction	(0.8)%	1.6%
Manufacturing	3.2%	1.7%
Tertiary Activities:
Wholesale and retail trade	3.4%	3.4%
Transportation and warehousing	4.3%	3.4%
Information	9.4%	5.1%
Finance and insurance	6.5%	5.4%
Real estate, rental and leasing	2.0%	1.9%
Professional, scientific and technical services	2.4%	0.3%
Management of companies and enterprises	1.8%	(0.2)%
Administrative support, waste management and remediation services	5.7%	5.7%
Education services	1.0%	0.1%
Healthcare and social assistance	1.5%	2.6%
Arts, entertainment and recreation	1.9%	0.1%
Accommodation and food services	4.1%	1.3%
Other services (except public administration)	(0.3)%	(1.2)%
Public administration	0.6%	2.6%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.1% in real terms during the first nine months of 2018 compared to the same period of 2017. This reflects slower growth, as compared to an increase of 2.3% in the first nine months of 2017, due to a decrease in oil exports, directly resulting from lower oil platform production, decreased spending in the construction sector and decreased investment in machinery and equipment.

Employment and Labor

On December 20, 2018, President López Obrador, along with authorities of the Secretaría del Trabajo y Previsión Social (Ministry of Labor) and the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), announced a new policy for determining the minimum wage. Under the new policy, Mexico will have two minimum wages: one rate applicable to municipalities located on the border with the United States, which were included in a newly created Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico.

Along with the new policy, the National Minimum Wage Commission announced the following new minimum wages, which have been in effect since January 1, 2019: Ps. 176.72 per day for municipalities in the Northern Border Free Trade Zone, a 100% increase from the minimum wage of Ps. 88.36 per day in effect prior to January 1, 2019, and Ps. 102.68 per day for the rest of Mexico, a 16.2% increase from the prior minimum wage.

Principal Sectors of the Economy

Manufacturing

According to Banco de México’s quarterly report for July-September 2018, during the first nine months of 2018 manufacturing production continued to show positive performance. In particular, both the transportation equipment subsector and the non-transportation equipment manufacturing sector increased production. This improvement was offset by a decrease in the production of petroleum and coal products as described under “—Petroleum and Petrochemicals.”

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First nine months
	2017(2)			2018(2)
Food	Ps.	643.6	2.0%	Ps.	657.8	2.2%
Beverage and tobacco products		159.4	1.9%		169.8	6.5%
Textile mills		26.3	(1.0)%		26.7	1.8%
Textile product mills		12.7	(12.9)%		13.6	6.4%
Apparel		58.9	1.1%		59.0	0.2%
Leather and allied products		23.0	(1.3)%		22.7	(1.4)%
Wood products		26.2	6.7%		25.5	(2.6)%
Paper		51.4	2.4%		51.8	0.8%
Printing and related support activities		18.0	(3.1)%		19.5	8.2%
Petroleum and coal products		52.5	(16.6)%		42.3	(19.3)%
Chemicals		249.2	(1.6)%		246.4	(1.1)%
Plastics and rubber products		78.4	3.3%		78.5	0.1%
Nonmetallic mineral products		73.9	1.9%		75.2	1.8%
Primary metals		190.1	2.2%		189.4	(0.4)%
Fabricated metal products		100.0	1.6%		102.4	2.4%
Machinery		128.2	8.3%		129.9	1.3%
Computers and electronic products		242.7	7.9%		251.5	3.6%
Electrical equipment, appliances and components		89.6	2.5%		90.5	1.1%
Transportation equipment		565.4	9.0%		586.4	3.7%
Furniture and related products		28.8	(5.7)%		30.3	5.2%
Miscellaneous		64.4	5.7%		62.8	(2.5)%

Total expansion/contraction	Ps.	2,882.6	3.2%	Ps.	2,931.9	1.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

During the third quarter of 2018, overall petroleum and coal product production experienced a 3.5% decrease as compared to the same period of 2017. In particular, crude oil production experienced a 3.0% decrease. Production of light crude oil decreased 15.0% primarily due to advanced water-oil contact in one of Petróleos Mexicanos’s (PEMEX) oil fields beginning in February 2018 and a natural decline in production due to depletion. The production of extra light crude oil also decreased, primarily due to a natural decline in production and an increase in water flow of wells in several of PEMEX’s oil fields. In contrast, heavy crude oil production increased by 6.5% due to sustained production in some of PEMEX’s oil fields. The continued use of electric submersible pumping in wells contributed to this increase.

Transportation and Communications

In November and December 2018, the new Mexican administration announced policy changes related to the Nuevo Aeropuerto Internacional de la Ciudad de México (NAICM), a new airport in the Mexico City metropolitan area that would have replaced the Mexico City International Airport currently in operation. In connection with these announcements, in December 2018 the Mexico City Airport Trust (MEXCAT) purchased for cash U.S.$1.8 billion of its U.S.$6 billion of notes issued in the international markets and, with the consent of holders, amended the indentures governing the Notes and other related agreements, which will provide flexibility in the event of any further policy changes by the new administration. The amendments generally removed all covenants and events of default relating to the proposed NAICM at Texcoco.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2017 Form 18-K.

Table No. 7 – Money Supply

	September 30,
	2017		2018(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,226,669	Ps.	1,366,831
Checking deposits
In domestic currency		1,445,472		1,598,558
In foreign currency		516,858		477,981
Interest-bearing peso deposits		651,446		694,479
Savings and loan deposits		18,974		21,279

Total M1	Ps.	3,859,420	Ps.	4,159,127

M4	Ps.	11,355,097	Ps.	12,031,165

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Inflation

The following table shows, in percentage terms, the changes in price indices for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2016	3.4	8.5
2017	6.8	4.7
2018:
January	5.6	3.4
February	5.3	3.2
March	5.0	3.6
April	4.6	4.0
May	4.5	5.4
June	4.7	7.0
July	4.8	6.5
August	4.9	6.4
September	5.0	6.9
October	4.9	6.3
November	4.7	6.5
December	4.8	6.4

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index uses the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	July, August, September, October, November and December 2018 figures are preliminary.
(5)	National Producer Price Index uses June 2012 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2

Source: Banco de México.

On January 17, 2019, the 28-day Cetes rate was 7.9% and the 91-day Cetes rate was 8.2%.

Consistent with its policy to prevent second round effects on inflation and to anchor medium- and long-term inflation expectations, Banco de México increased the target for the Tasa de Interés Interbancaria (overnight interbank funding rate) by 25 basis points in its December 20, 2018 decision, reaching a level of 8.25% as of December 20, 2018 compared to 7.25% as of December 31, 2017. Banco de México announced that the decision to increase the target rate was motivated in response to the environment of uncertainty faced by the Mexican economy as well as an upward trend in the balance of short- and long-term risks for inflation, with several risks having materialized, including the risk of escalation of disputes over trade, the volatility in oil prices and peso exchange rates, the new minimum wage policy and accompanying minimum wage increases and a tightening of global financial conditions.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2016	20.6194	18.6908
2017	19.6629	18.9197
2018
January	18.6069	18.9074
February	18.8331	18.6449
March	18.2709	18.6308
April	18.7878	18.3872
May	19.9759	19.5910
June	19.6912	20.3032
July	18.6457	19.0095
August	19.1792	18.8575
September	18.7231	19.0154
October	20.3177	19.1859
November	20.3455	20.2612
December	19.6512	20.1112

Source: Banco de México.

On January 15, 2019, the peso/dollar exchange rate closed at Ps. 19.0457 = U.S.$1.00, a 3.5% depreciation in dollar terms as compared to the rate on December 29, 2017. The peso/dollar exchange rate published by Banco de México on January 15, 2019 (which took effect on the second business day thereafter) was Ps. 19.0090 = U.S.$1.00.

Securities Markets

On January 14, 2019, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 43,398 points, representing a 12.1% decrease from the level at December 29, 2017.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Agreements

On November 30, 2018, the presidents of Mexico, the United States and Canada signed the United States Mexico Canada Agreement (USMCA). The final text of the USMCA has been delivered to the Mexican Senate for analysis and approval. It is also subject to the implementation procedures under Canadian and U.S. law. There is still uncertainty about when the USMCA will take effect, and Mexico cannot assess the impact of the USMCA on particular industries or government policies and the changes to international trade that may result.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 11 – Balance of Payments

	First nine months
	2017		2018(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(17,151)	U.S.$	(17,020)
Credits		349,767		388,886
Merchandise exports (f.o.b.)		299,513		333,423
Non-factor services		19,992		21,565
Transport		1,373		1,593
Tourism		15,938		16,656
Insurance and pensions		2,254		2,702
Financial Services		189		1,055
Others		239		245
Primary Income		7,782		9,006
Secondary Income		22,480		24,892
Debits		366,917		405,907
Merchandise imports (f.o.b.)		308,629		343,771
Non-factor services		27,956		28,440
Transport		10,858		11,564
Tourism		7,695		8,194
Insurance and pensions		4,063		3,896
Financial Services		1,603		1,870
Others		3,737		2,916
Primary Income		29,657		32,890
Secondary Income		674		805
Capital account		(55)		(52)
Credit		194		199
Debit		249		251
Financial account		(15,572)		(24,278)
Direct investment		(23,736)		(19,064)
Portfolio investment		(5,732)		(9,743)
Financial derivatives		4,150		926
Other investment		14,798		1,387
Reserve assets		(5,051)		2,217
International Reserves		(3,136)		1,590
Valuation Adjustment		1,915		(627)
Errors and omissions		1,633		(7,205)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the first nine months of 2018, Mexico’s current account registered a deficit of 1.9% of GDP, or U.S.$17,020 million. The decrease in the current account deficit, as compared to the same period of 2017, was principally due to a combined deficit in the balance of goods and services of U.S.$8,503 million and a deficit of U.S.$4,821 million in primary income offset by a surplus in the balance of secondary income of U.S.$8,242 million.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 12 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018(4)
January		173,195		178,704
February		172,910		177,307
March		173,232		177,629
April		173,068		176,624
May		173,118		177,819
June		173,211		178,037
July		173,238		176,674
August		173,606		176,534
September		173,566		177,068
October		173,582		176,008
November		173,775		176,606
December		174,609		176,096

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

On December 15, 2018, the Ministry of Finance and Public Credit submitted to Congress (i) the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019 (Federal Revenue Law for 2019, or the 2019 Revenue Law) and (ii) the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2019 (Federal Expenditure Budget for 2019, or the 2019 Expenditure Budget, and together with the 2019 Revenue Law, the 2019 Budget). The 2019 Revenue Law was approved by the Senate on December 20, 2018 and was published in the Official Gazette on December 28, 2018. The 2019 Expenditure Budget was approved by the Chamber of Deputies on December 23, 2018 and was published in the Official Gazette on December 28, 2018.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 13 – Budgetary Expenditures; 2018 and 2019 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2017		First nine months of 2017	First nine months of 2018(1)	2018 Budget(2)	2019 Budget(2)
Health	Ps.	130.6	Ps. 105.8	Ps. 89.5	Ps. 122.6	Ps. 123.2
Education		297.9	212.4	225.8	281.0	300.1
Housing and community development		18.3	12.2	20.0	16.8	18.8
Government debt servicing		409.9	260.4	299.3	473.1	543.0
CFE and PEMEX debt servicing		123.2	98.7	122.2	136.2	154.8
PEMEX		101.1	81.9	102.5	110.8	125.1
CFE		22.1	16.9	19.7	25.4	29.6

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2018 Budget and 2019 Budget.

Table No. 14 – Budgetary Results; 2018 and 2019 Budget Assumptions and Targets

Actual
2017 (1)	First nine months of 2017(1)	First nine months of 2018(1)	2018 Budget(2)	2019 Budget(2)
Real GDP growth (%)(3)	2.1	2.3%	2.1%	2.0-3.0%	1.5-25
Increase in the national consumer price index (%)	6.8%	6.4%	5.0%	3.0%	3.4
Average export price of Mexican crude oil mix (U.S.$/barrel)	46.7	3	44.3	6	61.8	5	48.5	0(4)	55.00	(4)
Average exchange rate (Ps./$1.00)	18.9	18.9	19.0	18.1	20.0
Average rate on 28-day Cetes (%)	6.7%	6.6%	7.5%	7.0%	8.3
Public sector balance as % of GDP	(1.1)%	0.3%	(1.3)%	0.0%	0.0
Primary balance as % of GDP(5)	1.4%	2.0%	0.5%	0.9%	1.0
Current account deficit as % of GDP	(1.7)%	(2.1)%	(1.9)%	(1.8)%	(2.2)

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

(3)	Percent change against corresponding period of prior year.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2018 Revenue Law and the 2019 Revenue Law. Therefore, the approved expenditures level for 2018 and 2019 should not be affected if the weighted average price of crude oil exported by PEMEX for such year falls below the price assumed in the 2018 Budget or 2019 Budget, as applicable.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Table No. 15 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2017	First nine months of 2017	First nine months of 2018(2)	2018 Budget(3)	2019 Budget(3)
Budgetary revenues	Ps. 4,947.6	Ps. 3,771.4	Ps. 3,789.8	Ps. 4,778.3	Ps. 5,298.2
Federal Government	3,838.1	2,986.4	2,909.2	3,584.9	3,952.4
Taxes	2,849.5	2,177.2	2,299.6	2,957.5	3,311.4
Income tax	1,573.8	1,185.5	1,257.4	1,566.2	1,752.5
Value-added tax	816.0	637.6	702.9	876.9	995.2
Excise taxes	367.8	282.4	250.4	421.8	437.9
Import duties	52.3	38.5	46.5	47.3	70.3
Tax on the exploration and exploitation of hydrocarbons	4.3	3.2	4.0	4.7	4.5
Export duties	0.0	0.0	0.0	0.0	0.0
Other	35.2	29.9	38.5	40.5	51.0
Non-tax revenue	988.5	809.2	609.6	627.4	641.0
Fees and tolls	61.3	51.9	53.4	46.4	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	442.9	335.3	405.4	456.8	520.7
Contributions	7.8	5.6	7.8	6.4	6.8
Fines and surcharges	476.5	416.5	142.9	117.8	67.2
Other	0.1	0.0	0.1	0.0	0.0
Public enterprises and agencies	1,109.5	785.1	880.6	1,193.4	1,345.8
PEMEX	389.8	255.0	308.0	423.3	524.3
Others	719.7	530.0	572.7	770.0	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.

TAXATION

United States Federal Taxation

The last paragraph under “Taxation—United States Federal Taxation—Market Discount” in the accompanying prospectus is deleted.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January 16, 2019, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of Notes
Barclays Capital Inc.	U.S. $	666,800,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S. $	666,600,000
Morgan Stanley & Co. LLC	U.S. $	666,600,000

Total	U.S. $	2,000,000,000

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the bonds through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated November 19, 2018 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the third day following the date hereof (such settlement cycle being referred to herein as “T+3”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $1,983,990,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $250,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Chile and Singapore that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Chile

NOTICE TO CHILEAN INVESTORS

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) (“Rule 336”), the debt securities may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and Rule 410, dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be provided to prospective investors in Chile:

1.	Date of commencement of the offer;

2.	That the offer of the debt securities is subject to Rule 336;

3.

That the subject matter of the offer is securities not registered with the Securities Registry (Registro de Valores) of the CMF, nor with the Foreign Securities Registry (Registro De Valores Extranjeros) of the CMF, hence, the debt securities are not subject to the oversight of the CMF;

4.	Because the debt securities are not registered in Chile, there is no obligation by Mexico to deliver public information about the debt securities in Chile; and

5.	That the debt securities will not be subject to public offering in Chile unless registered with the relevant securities registry of the CMF.

INFORMACIÓN A LOS INVERSIONISTAS CHILENOS

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma De Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero (la “CMF”), los valores pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados,” a los que se refiere la NCG 336 y que se definen como tales en la Norma De Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas en Chile de conformidad con la NCG 336:

1.	Fecha del comienzo de la oferta;

2.	Que la oferta se encuentra acogida a la NCG 336;

3.

Que la oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

4.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte de Mexico de entregar en Chile información pública sobre estos valores; y

5.	Que los valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro De Valores correspondiente de la CMF.

Singapore

This prospectus and any prospectus supplement have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore (the “MAS”), and the debt securities will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this prospectus, any prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the debt securities may not be circulated or distributed, nor may the debt securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the debt securities are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the SFA, the debt securities shall not be sold within the period of 6 months from the date of the initial acquisition of the debt securities, except to any of the following persons:

(i)	an institutional investor;
(ii)	a relevant person; or
(iii)	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA.

Where the debt securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 2(1) of the SFA) or securities-based derivatives contracts (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six (6) months after that corporation or that trust has acquired the debt securities pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	pursuant to Section 276(7) of the SFA.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT

AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040